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                                           Filed by Galileo International, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed to be filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934

                                   Subject Company: Galileo International, Inc.
                                                  Commission File No. 333-64738



                      ***ATTENTION ALL GALILEO EMPLOYEES***

Below are answers to frequently asked questions about your Galileo stock options or stock appreciation rights (SARs) and the Galileo International Employee Stock Purchase Plan. In the near future, you will also receive a Q&A document answering your questions about the Galileo International Employees Pension Plan.

THIS DOCUMENT IS BEING FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND IS DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

CENDANT AND GALILEO HAVE FILED A PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED MERGER TRANSACTION WITH THE SEC. INVESTORS ARE URGED TO READ THIS PRELIMINARY PROXY STATEMENT/PROSPECTUS AND, WHEN IT BECOMES AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. YOU WILL BE ABLE TO OBTAIN THE DOCUMENTS FILED WITH THE SEC FREE OF CHARGE AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. IN ADDITION, YOU MAY OBTAIN DOCUMENTS FILED WITH THE SEC BY GALILEO FREE OF CHARGE BY REQUESTING THEM IN WRITING FROM GALILEO, 9700 WEST HIGGINS ROAD, SUITE 400, ROSEMONT, ILL, 60018, ATTENTION: INVESTOR RELATIONS, OR BY TELEPHONE AT (847) 518-4000.

GALILEO AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM GALILEO'S STOCKHOLDERS. A LIST OF THE NAMES OF THOSE DIRECTORS AND EXECUTIVE OFFICERS AND DESCRIPTIONS OF THEIR INTERESTS IN GALILEO IS CONTAINED IN GALILEO'S PROXY STATEMENT DATED APRIL 3, 2001, WHICH IS FILED WITH THE SEC. STOCKHOLDERS MAY OBTAIN ADDITIONAL INFORMATION ABOUT THE INTERESTS OF THE DIRECTORS AND EXECUTIVE OFFICERS IN THIS TRANSACTION BY READING THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND, WHEN IT BECOMES AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS.

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                   STOCK OPTION/STOCK APPRECIATION RIGHTS Q&A

Many employees have been asking whether the transaction between Galileo International and Cendant will have any impact on their stock options or stock appreciation rights (SARs). The following questions and answers address employees' most commonly asked questions on this subject.

This is an initial response to the questions we have received since the announcement. As more information becomes available or more questions are submitted, subsequent communications may be developed. It is important to remember that this Q&A is designed to help you have a better understanding of the stock option and SAR alternatives. As there is no guarantee of how the stock market will respond over the coming weeks, there is no recommended course of action for those of you who own stock or have stock options. If you have additional questions regarding your specific situation, we advise you to discuss your alternatives with your own financial advisor.

Please bear in mind that this is a very complex area. We have tried to summarize the key points for you in this document but there are a number of detailed issues (for example the treatment of fractional shares, capital adjustments or the shareholdings of stockholders who dissent from the transaction) which are not addressed here. In addition restrictions apply to persons who are insiders or restricted persons under Galileo's Insider Trading Policy. This Q&A is intended to be an overview. For more detail you should review the definitive proxy statement to be filed soon by Cendant and Galileo with the US Securities and Exchange Commission as well as your option plan prospectus. You should also note that this Q&A is a summary of prior agreement between Cendant and Galileo and, accordingly, in the event of an inconsistency between such agreements and this Q&A, such agreements will apply. This document is available online at www.sec.gov.

HOW DO I DETERMINE WHAT STOCK OPTIONS OR STOCK APPRECIATION RIGHTS (SARS) I
HAVE?
Please contact Salomon Smith Barney at 1-800-367-4777 (US) or +1-212-615-7835 (outside US) to obtain grant information. US employees have your social security number ready. Employees outside US, enter "9999" and your five digit Galileo International employee number. To use the automated features you will need your Personal Identification Number (PIN). If you cannot locate your PIN, you can also use the same telephone numbers to speak with a customer service representative.

WHAT HAPPENS TO MY GALILEO STOCK OPTIONS BEFORE THE CLOSE OF ANY SALE TO
CENDANT?
Between now and the potential close of the sale to Cendant, there is no effect on your current stock options. Any vested shares can be exercised and unvested shares will continue to vest based on your current vesting schedule.


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WHAT HAPPENS IF I DECIDE TO EXERCISE SOME OR ALL OF MY STOCK OPTION SHARES PRIOR
TO THE CLOSE OF THE SALE WITH CENDANT AND PAY THE EXERCISE PRICE SO THAT I CAN HOLD GALILEO INTERNATIONAL SHARES?
If you elect to exercise and hold your shares, you are a Galileo shareholder and will receive a combination of Cendant common stock and cash upon the close of the sale. Examples of this conversion calculation are included later in this document.

WHAT HAPPENS IF I DECIDE NOT TO EXERCISE SOME OR ALL OF MY STOCK OPTION SHARES BEFORE THE CLOSE OF THE SALE WITH CENDANT?
Your Galileo options will be converted to Cendant options after the sale as detailed below.

WHAT HAPPENS TO MY GALILEO STOCK OPTIONS AFTER THE CLOSE OF THE SALE TO CENDANT? At the close, all your current stock options will convert to Cendant options.
- Your stock options that are "in the money" (i.e. the exercise price is lower than the average GLC (Galileo) trading price during the "measurement period" (defined below)) will convert to Cendant options. Unvested "in the money" stock options will automatically become vested.
- Your stock options that are "underwater" (i.e. have an exercise price above current market value) at the time of close will also be converted to Cendant options. Underwater options that are unvested will continue to vest on their normal schedule.
You may hold the new Cendant stock options or exercise those options that are vested.

WHAT IS THE MEASUREMENT PERIOD?
This is the period of 20 trading days preceding the third trading day prior to the Galileo stockholder meeting to approve this transaction. This may seem complicated but can be seen more clearly below.
     [--            20 days                --]     3 days
     ----------------------------------------------------------------------
     the average CD price in this period        GLC stockholder   transaction
        determines the exchange ratio               meeting          closes

Under certain circumstances, this measurement period may be changed.

WILL THERE BE ANY RESTRICTIONS ON EXERCISING MY CENDANT STOCK OPTIONS AFTER THE CLOSE?
There will not be any new restrictions placed on the options prohibiting you from exercising your vested Cendant options within a certain time frame (other than Cendant policies, which may apply to Cendant employees). As with the Galileo options, your Cendant options have to be exercised within their 10-year term (or within the post-termination exercise period following your termination of employment) or they expire.

HOW WILL THE NUMBER OF CENDANT OPTIONS I RECEIVE AND THE EXERCISE PRICE FOR THESE OPTIONS BE DETERMINED?
The number of Cendant options that you receive, and the exercise price of these options will be determined by an EXCHANGE RATIO.
The EXCHANGE RATIO is $33.00 divided by the average Cendant trading price during the measurement period and is subject to a collar of 1.65000 and 1.94118.


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The EXERCISE PRICE is calculated by dividing the GLC exercise price by the exchange ratio.
As an example, suppose....

-  The current number of Galileo shares underlying stock options
   you hold are                                                              100
-  The exercise price of this option is                                   $24.53
-  Average Cendant ("CD")Stock Price during the measurement period:       $19.00
-  Exchange Ratio $33.00 / CD share price:  $33 / $19)                   1.73684
-  Number of CD shares underlying options received (100 GLC shares
   @ 1.73684, then rounded)                                             174.00**
-  CD options exercise price (GLC options exercise
   price / exchange ratio: 24.53/1.73684)                                 $14.12

So, in this example, after the closing you will have options to purchase 174 CD shares with an exercise price of $14.12 replacing your 100 GLC options with an exercise price of $24.53.

** Note: CD shares will be converted to full shares, rounded to the nearest share. The share value will be rounded to the nearest cent.

IS THERE ANY DIFFERENCE IN WHAT I WOULD RECEIVE IF I EXERCISED MY OPTIONS BEFORE OR AFTER THE CLOSE?
As stock prices fluctuate all the time, there may be a difference because of a change in share price. Based on the same assumptions, however, the value to you is the same (subject to rounding), as you will see from the following examples.

                                               EXERCISE GLC          EXERCISE CD
                                                     BEFORE        STOCK OPTIONS
                                                 CONVERSION     AFTER CONVERSION
                                               ------------     ----------------
GLC EXERCISE PRICE                                 $24.5300
CD EXERCISE PRICE
(GLC option exercise price / exchange ratio)
$24.53 / 1.73684                                                          $14.12
PER SHARE OPTION VALUE
(MARKET PRICE - EXERCISE PRICE)
GLC  ($33.00 - $24.5300)                            $8.4700
CD ($19.00 - $14.12)                                                       $4.88
TOTAL GAIN UPON EXERCISING GLC OR CD OPTIONS        $847.00
(GLC shares x GLC per share option value                               $849.12**
(100 * $8.47))
(CD Shares x CD share value (174.00 *
$4.88))

** Note: CD shares will be converted to full shares, rounded to the nearest share. The share value will be rounded to the nearest cent.


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HOW EXACTLY IS THE EXCHANGE RATIO DETERMINED?
For the purpose of this transaction, the exchange ratio will be based on $33.00 divided by the average Cendant stock price during the measurement period and subject to a collar of 1.65000 and 1.94118.

HOW SOON AFTER THE CLOSE OF THE SALE WITH CENDANT WILL I BE ABLE TO EXERCISE MY VESTED CENDANT STOCK OPTIONS?
You may exercise your vested stock option shares as soon as administratively possible. Timing is dependent on the transition to Cendant's processes and record keeper.

I CURRENTLY HAVE STOCK OPTIONS TO PURCHASE 200 SHARES AT $24.53. I WANT TO EXERCISE MY VESTED OPTIONS PRIOR TO THE CLOSING AND WHEN THE GALILEO STOCK PRICE IS $35.00, HOW DO I DO THIS?
You may call Salomon Smith Barney at 1-800-367-4777 (in the US) and place a limit order. A limit order is used when you choose to exercise an option and then instruct Salomon Smith Barney to sell shares only at a specified price (for this example, $35.00). A limit order will remain in effect until canceled.

I DO NOT OWN GLC STOCK SHARES NOW, BUT HOLD VESTED STOCK OPTIONS. ONCE THE SALE OF THE COMPANY IS FINALIZED WILL PART OF MY STOCK OPTION BE CONVERTED TO CASH AND THE OTHER PART TO CENDANT STOCK?
All unexercised stock options will convert to Cendant stock options using the exchange ratio discussed earlier. So, unless you have exercised some, or all, of your options and chose to hold stock or you own stock through some other means, you will not receive any cash. Only current shareholders will have a portion of their stock converted to cash. Examples of how the current shareholder conversion transaction will work are discussed later in this document.

IF I TERMINATE MY EMPLOYMENT WITH GALILEO INTERNATIONAL BEFORE THE CLOSE OF THE SALE, WHAT HAPPENS TO MY STOCK OPTIONS?
Any stock options that are vested upon your termination remain exercisable. The unvested portion of your options is forfeited. You must exercise vested options within 90 days from your last day worked unless the options expire earlier. Any unexercised options after this 90-day period are revoked.

I HAVE MISPLACED MY STOCK OPTION CERTIFICATE(S). DO I NEED THESE TO EXERCISE MY OPTIONS?
No. Salomon Smith Barney has all stock option information. Please refer to the document "How to Exercise my Stock Options" for more details.

WILL I RECEIVE A STOCK OPTION GRANT BY GALILEO BEFORE THE SALE IS FINALIZED? No additional Galileo stock options will be granted before the sale is completed.

AFTER THE SALE IS CLOSED WITH CENDANT, WILL SALOMON SMITH BARNEY STILL HOLD OUR STOCK OPTIONS?
We do not know the answer to this question at this time.


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I HAVE GALILEO STOCK APPRECIATION RIGHTS (SARS). WHAT HAPPENS TO MY SARS PRIOR
TO CLOSE OF SALE WITH CENDANT?
Between now and the close of any deal, there is no effect on your current SARs. Any vested SAR can be exercised and unvested SARs continue to vest.

WHAT HAPPENS TO MY SARS AFTER THE CLOSE OF SALE WITH CENDANT?
- Any SARs that are "in the money" (i.e. the exercise price is lower than the per share merger consideration) will be cashed out. You will receive an amount of cash equal to the merger consideration less the exercise price of your SARs.
- Any SARs that are "underwater" (i.e. exercise price is above the per share merger consideration) will be converted to Cendant SARs and continue to vest on their current schedule. The amount of Cendant SARs that you receive, and the exercise price, will be determined by the same exchange ratio that is described previously in the example for stock options. You may then exercise any vested Cendant SARs.

WILL THERE BE ANY RESTRICTION ON EXERCISING MY CENDANT SARS AFTER THE CLOSE? There will not be any new restrictions placed on the SARs to prohibit you from exercising within a certain time frame (other than Cendant policies, which may apply to Cendant employees). As with Galileo SARs, your Cendant SARs have to be exercised within their 10-year term (or within the post-termination exercise period following your termination of employment) or they expire.

AS AN EMPLOYEE BASED OUTSIDE THE US, ARE THERE ANY SPECIAL REQUIREMENTS FOR EXERCISING MY STOCK OPTIONS?
The US Internal Revenue Service has issued new regulations requiring non-US stock option recipients to re-certify what is termed their `foreign status.'

Re-certification is necessary to ensure that exercising your vested stock options runs smoothly. If you have not already done so, you must complete a W-8BEN form to avoid 31 percent tax being deducted from any gain on your stock shares. The form also is necessary to obtain a reduced rate of US tax on dividends paid on any stock you hold if you live in a country that has a tax treaty with the US.

You can obtain a copy of this form from Galileo's Intranet by clicking on this link: http://home.galileo.com/humrec/w-8%20ben%20form%205548-8_5-2000.pdf.
Please complete, date, and return the signed, original W-8BEN form to Salomon Smith Barney to the following address: Salomon Smith Barney, 28 State Street, 26th Floor, Boston, MA 02109, USA, Attn: Robert Peretti. They must receive an original, signed copy. A facsimile or an electronic version is not considered valid.

I HAVE TRIP.COM STOCK OPTIONS. HOW ARE THESE AFFECTED BY THE POTENTIAL SALE? TRIP.com options (excluding those that were converted to Galileo options upon completion of the merger of TRIP.com with Galileo in March 2000) are not directly affected by this transaction. Those options will continue to vest on their existing schedules subject to their terms and conditions. They will not be converted to Cendant options at the close of the sale.


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I HAVE QUANTITUDE STOCK OPTIONS. HOW ARE THESE AFFECTED BY THE POTENTIAL SALE?
Quantitude options are not directly affected by this transaction. Those options will continue to vest on their existing schedules subject to their terms and conditions. They will not be converted to Cendant options at the close of the sale.

                                   401(k) Q&A

CAN I MOVE MY GLC STOCK FROM THE STOCK FUND TO ANOTHER INVESTMENT OPTION WITHIN THE 401(k) PLAN?
Yes, you can transfer dollars already in your account among the available investment funds, including transferring your GLC stock to another fund. Instructions are available by calling ANSWERLINE at 1.800.253.2287

WHEN THE CENDANT ACQUISITION OF GALILEO IS FINALIZED, HOW WILL THE TRANSACTION BE REFLECTED IN MY 401(k) ACCOUNT?
A decision has not yet been made. When it has, we'll communicate more on this subject.

                       US EMPLOYEE STOCK PURCHASE PLAN Q&A

IS THE US EMPLOYEE STOCK PURCHASE PLAN ("ESPP") CONTINUING EMPLOYEE CONTRIBUTIONS DURING THIRD QUARTER?
Yes. The ESPP will continue to accept contributions during the third quarter.

WHEN WILL THE ESPP BE STOPPED?
The ESPP will end before the sale to Cendant closes, which we currently expect to occur within the next few months.

WHAT HAPPENS TO THE CASH DEDUCTED FROM MY PAYCHECK DURING THE THIRD QUARTER IF THE POTENTIAL CENDANT SALE CLOSES BEFORE SEPTEMBER 30, 2001?
Our agreement with Cendant provides that your uninvested cash deductions will be returned to you through payroll. You should be aware that there is no interest payable for the period that the deductions are held.

WILL MY CURRENT ESPP DEDUCTIONS CONTINUE DURING THE THIRD QUARTER?
Current contribution elections will continue unless you elect to stop participation or the plan terminates with the close of the sale with Cendant.

CAN I STOP MY DEDUCTIONS AND REQUEST A REFUND FOR FUNDS ALREADY TAKEN FROM MY PAYCHECK?
Requests for refunds for the 2001 second quarter have already been processed. If you started or continued deductions in the 2001 third quarter, you may stop your ESPP deductions and request a refund. Complete the subscription and authorization form


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available on e.g. at http://home.galileo.com/humrec/ESPP/US%20ESSP.htm and send it to Kelly Burgmann by September 18, 2001 or the date the Cendant sale closes, whichever is sooner.

WHAT HAPPENS TO THE GALILEO STOCK THAT I PURCHASED THROUGH THE ESPP WHEN I STOP PAYROLL DEDUCTIONS?
Your account with Merrill Lynch that contains your Galileo stock will remain open unless you choose to close it. Merrill Lynch may charge an annual account fee once the account has been inactive for at least 13 months.

IF I STILL OWN GALILEO STOCK THAT I PURCHASED THROUGH THE ESPP WHEN THE SALE IS COMPLETE, WHAT HAPPENS TO MY SHARES?
Any Galileo shares that you own at the time of closing, including those shares that you previously purchased through the ESPP, will be converted into CD common stock and cash as described in the S-4.

WILL I INCUR BROKER EXPENSES ON THE CONVERSION OF GALILEO STOCK INTO CENDANT STOCK?
No.

CAN THE CASH PORTION OF THE TRANSACTION BE AUTOMATICALLY REINVESTED IN CENDANT STOCK?
There is no automatic reinvestment option for the cash portion of the merger consideration.

HOW DO I REQUEST THE CASH THAT I RECEIVE AS A RESULT OF THE TRANSACTION? You may contact Merrill Lynch to request a check for the cash proceeds.

ADDITIONAL INFORMATION REGARDING THE GALILEO EMPLOYEE STOCK PURCHASE PLAN IS AVAILABLE ON THE INTRANET AT HTTP://HOME.GALILEO.COM/HUMREC/ESPP/US%20ESSP.HTM.



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